Merrill Lynch
                             800 Scudders Mill Road
                          Plainsboro, New Jersey 08536


                                                       February 24, 1999


U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

          Re:  Equity Investor Fund
               Select Growth Portfolio
               1999 Series A
               Defined Asset Funds
               CIK No. 0001077951
               Request for Withdrawal of Amendment No. 1
               to Registration Statement on Form S-6
               File No. 333-71605

Ladies and Gentlemen:

On February 23, 1999 a header was erroneously filed for the above-referenced fund "Equity Investor Fund, Select Growth Portfolio 1999 Series A, Defined Asset Funds", Reg. No. 333-71605, together with an Amendment No. 1 on Form S-6 for a different and unrelated fund (Corporate Income Fund, Intermediate Term Series-201, Defined Asset Funds).

Amendment No. 1 on Form S-6 (with the correct header) for Corporate Income Fund, Intermediate Term Series-201, Defined Asset Funds, Reg. No. 333-64581 has been filed and accepted on February 23, 1999, Accession Number 0000950112-99-000278.

The undersigned hereby requests, pursuant to Rule 477(a) under the Securities Act of 1933, to withdraw the filing made with the erroneous header for Equity Investor Fund, Select Growth Portfolio 1999 Series A, Accession Number 0000950112-99-000277.

Sincerely,

J. David Meglen
Vice President